EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

PremierWest Bancorp and Subsidiary

We consent to the incorporation by reference in the Annual Report on Form 10-K/A (Amendment No. 1) of PremierWest Bancorp and Subsidiary (PremierWest Bancorp) of our report dated March 16, 2009 (except for Note 25, as to which the date is May 4, 2009), with respect to the consolidated balance sheets of PremierWest Bancorp as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2008, 2007, and 2006, and in our same report, with respect to the effectiveness of internal control over financial reporting, which report is included in this annual report on Form 10-K/A (Amendment No. 1) of PremierWest Bancorp for the year ended December 31, 2008.

Portland, Oregon
May 4, 2009